Brookwood Securities Partners, LLC

Statements of Financial Condition
December 31, 2018 and 2017

Brookwood Securities Partners, LLC

Statements of Financial Condition
December 31, 2018 and 2017

Brookwood Securities Partners, LLC

Contents



Tel: 617-422-0700
Fax: 617-422-0909
www.bdo.com

One International Place
Boston, MA 02110-1745

Report of Independent Registered Public Accounting Firm

Brookwood Financial Partners, LLC, the Sole Member of
Brookwood Securities Partners, LLC
Beverly, Massachusetts

Opinion on Statements of Financial Condition

We have audited the accompanying statements of financial condition of Brookwood Securities Partners, LLC (the "Company") as of December 31, 2018 and 2017, and the related notes (collectively referred to as the "the financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2018 and 2017, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

BDO USA, LLP

We have served as the Brookwood Securities Partners, LLC's auditor since 2001.

February 28, 2019

Brookwood Securities Partners, LLC

Statements of Financial Condition

December 31,		2018		2017
Assets				
Cash and Cash Equivalents	$	373,164	$	918,236
Prepaid Expenses and Other Assets		42,835		43,789
Total Assets	$	415,999	$	962,025
Liabilities and Member's Equity				
Commissions Payable	$	-	$	345,201
Due to Affiliates		1,606		5,708
Accrued Bonus		44,500		52,750
Accounts Payable and Accrued Expenses		128,031		121,998
Total Liabilities		174,137		525,657
Member's Equity		241,862		436,368
Total Liabilities and Member's Equity	$	415,999	$	962,025

See accompanying notes to statements of financial condition.

1. Organization

Brookwood Securities Partners, LLC (the "Company") was first formed as a limited partnership (Brookwood Securities Partners, L.P.) organized under the laws of the State of Delaware for the purpose of serving as a broker-dealer in the sale of ownership interests in direct participation programs (the "Programs") in accordance with paragraph (a)(2)(vi) of SEC Rule 15c3-1. The Company was organized on September 23, 1993, and commenced operations on April 14, 1994, upon receipt of its operating license from the Financial Industry Regulatory Authority, Inc. The Programs are managed by affiliates of the Company.

In December 2010, the limited partnership was converted to a limited liability company. Brookwood Financial Partners, LLC, the former sole limited partner and 99% interest holder in the partnership structure, became the sole member of the Company.

2. Summary of Significant Accounting Policies

Financial Reporting and Use of Estimates

The financial statements of the Company have been prepared on the accrual basis in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

For purposes of the statements of cash flows, money market funds and short term cash investments with a maturity, at date of purchase, of three months or less are considered to be cash equivalents.

It is the Company's policy to place its cash and cash equivalents in high quality financial institutions. At times these deposits may exceed federally insured limits. The Company does not believe significant credit risk exists with respect to these institutions. The cash balance was $40,635 in excess of FDIC insurance limits on December 31, 2018.

Income Taxes

The Company is not required to file Federal or state income tax returns due to it being a single member limited liability company. The Company's income, gains, losses, deductions and credits are included on Brookwood Financial Partners, LLC's tax return. Accordingly, there is no provision for income taxes in the accompanying financial statements. Brookwood Financial Partners, LLC, as a limited liability company, is not subject to Federal or state income taxes as its members are required to report on their Federal and state income tax returns their share of Brookwood Financial Partners, LLC's income, gains, losses, deductions and credits.

Statement of Cash Flows

In August 2016, the FASB issued ASU 2016-15, Classification of Certain Cash Receipts and Cash Payments, to clarify whether certain items should be categorized as operating, investing or financing in the statement of cash flows. The amendments in the ASU provide guidance on eight issues. The new standard is effective for the Company's fiscal year ended December 31, 2018. The Company evaluated the impact of this new guidance on its financial statements and related disclosures. The adoption of the new cash flow standard had no impact to the statements of cash flows.

Restricted Cash

In November 2016, the FASB issued ASU 2016-18, Restricted Cash, to address the diversity that exists in the classification and presentation of changes in restricted cash and transfer between cash and restricted cash on the statement of cash flows. The amendment applies to all entities that report restricted cash or restricted equivalents and present a statement of cash flows. The new standard is effective for the Company's fiscal year ended December 31, 2018. The Company evaluated the impact of this new guidance on its financial statements and related disclosures. The adoption of the restricted cash standard had no impact to the statement of cash flows.

3. Net Capital Requirements

The Company, as a registered broker-dealer in securities, is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (SEC Rule 15c3-1). This rule requires the maintenance of minimum net capital, as defined, equal to the greater of $5,000 or 6 2/3% of aggregate indebtedness, as defined, and requires that the ratio of aggregate indebtedness to net capital ratio shall not exceed 15 to 1 of aggregate indebtedness. In addition, equity capital may not be withdrawn or cash dividends paid if the resulting ratio of aggregate indebtedness to net capital would exceed 10 to 1. At December 31, 2018, the Company had $199,027 of net capital, which was $187,418 in excess of required net capital. At December 31, 2017, the Company had $392,579 of net capital, which was $357,535 in excess of required net capital. The Company's aggregate indebtedness to net capital ratio was 0.87 to 1 as of December 31, 2018 and 1.34 to 1 as of December 31, 2017. The Company is exempt under provision (k)(2)(i) of the Securities Exchange Act of 1934 Rule 15c3-3 from the "Computation for Determination of Reserve Requirements" and the schedule of "Information Relating to Possession or Control Requirements."

Reconciliation of member's equity to net capital under SEC Rule 15c3-1 is as follows:

December 31,	2018	2017
Member's equity qualified for net capital	$ 241,862	$ 436,368
Less non-allowable assets	42,835	43,789
Net capital under SEC Rule 15c3-1	$ 199,027	$ 392,579

4. Transactions with Affiliates

The Company has entered into an expense agreement with its member, Brookwood Financial Partners, LLC, to provide office space and support functions to the Company at no cost. Under the terms of the agreement, any expenses directly relating to the Company's brokerage activities are paid by the Company. As of December 31, 2018 and 2017, $1,606 and $2,708, respectively, were reimbursable to Brookwood Financial Partners, LLC for expenses relating to the Company's brokerage activities, with $64,358 and $74,639 of expenses reimbursed to Brookwood Financial Partners for brokerage activities in 2018 and 2017, respectively. As of December 31, 2018 and 2017, $0 and $3,000, were reimbursable to other affiliates for brokerage activities in 2018 and 2017, respectively.

The Company acts as placement agent for Programs sponsored by its sole member, Brookwood Financial Partners, LLC. During 2018 and 2017, the Company recognized commission income of $903,900 and $1,413,820, respectively from these Programs. For the years ended December 31, 2018 and 2017, all commission income was from one of these Program affiliates and had been paid. The Company earned fee income of $400,986 in 2018 and $610,916 in 2017 by acting as placement agent for affiliates raising funds from institutional clients, which were fully paid.

5. Indemnifications

The Company enters into contracts that contain a variety of indemnifications. The Company's maximum exposure under these arrangements is unknown. However, the Company has not had prior claims or losses pursuant to these contracts and expects the risk of loss to be remote.

6. Liquidity

The Company incurred losses of $1,344,506 and $1,065,810 in 2018 and 2017 and had cash used in operations of $1,695,172 and $746,906 in 2018 and 2017, respectively. The Company has received contributions of $1,150,000 and $1,275,000 from its sole member, Brookwood Financial Partners, LLC, to fund its cash requirements in 2018 and 2017, respectively. The Company has received a commitment from Brookwood Financial Partners, LLC stating they will continue to support the Company's cash requirements through March of 2020.

7. Subsequent Events

The Company evaluated all events and transactions that occurred after December 31, 2018 through the date the financial statements were issued.

On January 30, 2019, Brookwood Financial Partners, LLC, the Company's sole member contributed $100,000 to the Company.